                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                CODE ALARM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  191 893 10 6
                                 (CUSIP Number)

                            PEGASUS INVESTORS, L.P.
                                 99 RIVER ROAD
                               COS COB, CT  06807
                           ATTN: MR. RICHARD M. CION
                                 (203) 869-4400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               NANCY FUCHS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000

                                OCTOBER 27, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                                             Page 1 of 14 pages.

                                SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 2 of 14 Pages



1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Partners, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(c)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7      1,314,025 shares of Common Stock, subject to the Warrants described herein
BENEFICIALLY
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING               -0-
 PERSON
  WITH
                 9      SOLE DISPOSITIVE POWER
                        1,314,025 shares of Common Stock, subject to the Warrants described herein

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,314,025 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 36.2% (based on 2,320,861 shares outstanding on August 18, 1997)

14                      TYPE OF REPORTING PERSON (See Instructions)

                        PN



                                 SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 3 of 14 Pages


1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Related Partners, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7      3,417,326 shares of Common Stock, subject to the Warrants described herein
BENEFICIALLY
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING               -0-
 PERSON
  WITH
                 9      SOLE DISPOSITIVE POWER
                        3,417,326 shares of Common Stock, subject to the Warrants described herein

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,417,326 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 59.6% (based on 2,320,861 shares outstanding on August 18, 1997)

14                      TYPE OF REPORTING PERSON (See Instructions)

                        PN


                                 SCHEDULE 13D

CUSIP No. 191 893 10 6                                        Page 4 of 14 Pages


1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Investors, L.P.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


   NUMBER OF      7     SOLE VOTING POWER
    SHARES              -0-
 BENEFICIALLY
   OWNED BY             SHARED VOTING POWER
    EACH          8     4,731,351 shares of Common Stock, subject to the Warrants described herein
  REPORTING
   PERSON
    WITH          9     SHARED DISPOSITIVE POWER
                        -0-

                 10     SOLE DISPOSITIVE POWER
                        4,731,351 shares of Common Stock, subject to the Warrants described herein


11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        4,731,351 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 67.1% (based on 2,320,861 shares outstanding on August 18, 1997)

14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        PN


                                       SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 5 of 14 Pages





1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Pegasus Investors GP, Inc.


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF       7      SOLE VOTING POWER
  SHARES                -0-
BENEFICIALLY
 OWNED BY               SHARED VOTING POWER
  EACH           8      4,731,351 shares of Common Stock, subject to the Warrants described herein
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
  WITH                  -0-

                10      SHARED DISPOSITIVE POWER
                        4,731,351 shares of Common Stock, subject to the Warrants described herein



11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        4,731,351 shares of Common Stock, subject to the Warrants described herein


12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]


13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 67.1% (based on 2,320,861 shares outstanding on August 18, 1997)

14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        CO


                                 SCHEDULE 13D


CUSIP No. 191 893 10 6                                        Page 6 of 14 Pages





1                       NAMES OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Craig M. Cogut


2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a)  [x]
                                                                                                                        (b)  [ ]

3                       SEC USE ONLY


4                       SOURCE OF FUNDS (See Instructions)

                        AF, WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]


6                       CITIZENSHIP OR PLACE OF ORGANIZATION


                        Delaware


 NUMBER OF              SOLE VOTING POWER
  SHARES         7
BENEFICIALLY            -0-
 OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON                 -0-
  WITH
                 9      SOLE DISPOSITIVE POWER
                        -0-

                10      SHARED DISPOSITIVE POWER
                        -0-

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        -0-

12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [X]

                        Excludes shares beneficially owned by the other persons joining in the filing of this
                        Schedule 13D, as to which beneficial ownership is disclaimed.

13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%

14                      TYPE OF REPORTING PERSON (See Instructions)
                        IN


ITEM 1. SECURITY AND ISSUER

  This Statement relates to the common stock, no par value (the "Common Stock") of Code Alarm, Inc. (the "Issuer"). The shares of Common Stock reported in this statement include 4,731,351 shares of Common Stock purchasable pursuant to certain presently exercisable warrants, dated October 27, 1997 (the "Warrants"), issued to Pegasus Partners, L.P. ("Partners") and Pegasus Related Partners, L.P. ("Related Partners"), each a Delaware limited partnership, by the Issuer. The principal executive offices of the Issuer are located at 950 East Whitcomb, Madison Heights, MI 48071.

ITEM 2. IDENTITY AND BACKGROUND

  This Statement constitutes the filing on Schedule 13D by Partners, Related Partners, Pegasus Investors, L.P. ("Investors"), Pegasus Investors GP, Inc. ("Investors GP") and Craig M. Cogut (collectively, the "Reporting Persons").

  Investors, a Delaware limited partnership, is the managing general partner of each of Partners and Related Partners. Pegasus Administration Limited, a Cayman Islands limited duration company ("Administration"), is the administrative general partner of each of Partners and Related Partners. Investors GP, a Delaware corporation, is the general partner of Investors. Mr. Cogut owns 100% of the capital stock of each of Investors GP and Administration.

  The principal business of Partners and Related Partners is investing in securities. The principal business of Investors is being the managing general partner of Partners and Related Partners. The principal business of Administration is being the administrative general partner of Partners. The principal business of Investors GP is being the general partner of Investors. The present principal occupation of Mr. Cogut is serving as the president of Investors GP.

  Mr. Cogut is the sole director and the president, treasurer and secretary of Investors GP. Each of Messrs. Joshua Brain and Richard Cion is a vice president and assistant secretary of Investors GP. The directors of Administration are Mr. Cogut, David Sargison, David Burge, Kate Bowring and Bernard McGrath. Each of Messrs. Sargison, Burge and McGrath and Ms. Bowring is employed by Caledonian Bank & Trust Limited, Ground Floor, Caledonian House, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands, British West Indies.

  The address of the principal business office of each of Partners, Related Partners and Administration is c/o Caledonian Bank & Trust Limited, Ground Floor, Caledonian House, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal business office of each of Investors and Investors GP is 99 River Road, Cos Cob, CT 06807. The address of each of the directors and executive officers of Pegasus Investors GP, Inc. is c/o Pegasus Investors, L.P., 99 River Road, Cos Cob, CT 06807. The address of each of the directors of Administration is c/o Caledonian Bank & Trust Limited, Ground Floor, Caledonian House, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands, British West Indies.



                                                            Page 7 of 14 pages.

  During the past five years, none of the Reporting Persons or any general partner, executive officer or director of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

  During the past five years, none of the Reporting Persons or any general partner, executive officer or director of any of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

  Each of Messrs. Cogut, Brain and Cion is a citizen of the United States.
Each of Messrs. Sargison and Burge and Ms. Bowring are British citizens and Mr. McGrath is an Irish citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Pursuant to a unit purchase agreement dated as of October 27, 1997 among the Issuer, Partners and Related Partners (the "Unit Purchase Agreement"), Partners purchased Warrants to purchase 1,036,298 shares of Common Stock at an exercise price of $1.8759559 per share, in the form of Exhibit 3, as part of units with shares of Series A-1 Preferred Stock of the Issuer ("Units"), for total consideration of $1,944,049.25. Related Partners purchased Warrants to purchase 2,695,053 shares of Common Stock at an exercise price of $1.8759559 per share, in the form of Exhibit 3, as part of Units, for total consideration of $5,055,800.75. Partners and Related Partners obtained funds for such purpose from working capital.

  In addition, Partners obtained Warrants to purchase 277,727 shares of Common Stock at an exercise price of $1.8759559 per share, in the form of Exhibit 4, in exchange for a guarantee of approximately $1,110,909 of the Issuer's obligations to General Electric Capital Corporation. Related Partners obtained Warrants to purchase 722,273 shares of Common Stock at an exercise price of $1.8759559 per share, in the form of Exhibit 4, in exchange for a guarantee of approximately $2,889,091 of the Issuer's obligations to General Electric Capital Corporation. See Exhibit 8. In the event the guarantees are called, Partners and Related Partners intend to obtain the funds to pay the obligations from various sources, including, without limitation, from working capital and/or from their partners.

  If the Warrants are exercised, Partners and Related Partners intend to obtain the funds to pay for the shares of Common Stock to be purchased thereunder from various sources, including, without limitation, from working capital and/or from their partners.

ITEM 4. PURPOSE OF TRANSACTION

  Partners and Related Partners purchased the Warrants and the Preferred Stock for investment purposes.



                                                            Page 8 of 14 pages.

  (a) In the event Partners and Related Partners provide the Issuer with financing (including, without limitation, by way of an effective guarantee of the Issuer's obligations) for a judgment, appeal bond or settlement in connection with the litigation pending with the United States District Court for the Eastern District of Michigan known as Code Alarm, Inc. v. Electromotive Technology Corporation, case number 87-CV-74022-DT, the Issuer will issue to Partners and Related Partners, in proportions consistent with their relative investments in the Issuer, Warrants in the form of Exhibit 5, to purchase such number of shares of Common Stock which, at the time of issuance will increase the aggregate ownership interest of Partners and Related Partners in the Issuer, on a fully-diluted basis, by 2% for each $1,000,000 of financing provided, for an aggregate exercise price of $164,731 for each 1% interest. Each of Partners and Related Partners have given a guarantee to General Electric Capital Corporation agreeing to guarantee up to $12,000,000 of such litigation obligations in the event the Issuer issues the Warrants described above. See Exhibit 9.

  In addition, Partners and Related Partners have certain rights to purchase the obligations owing to General Electric Capital Corporation and the other lenders under a $25.5 million Credit Agreement with the Issuer, in the event such obligations are accelerated. See Exhibit 10.

  Partners and Related Partners have no current plans to dispose of the shares of Common Stock purchasable upon exercise of Warrants in the near future, but possess registration rights with respect to such shares. See Exhibit 6.

  (b) Not applicable.

  (c) Not applicable.

  (d) Partners and Related Partners have the right to appoint two of nine members of the Issuer's Board of Directors and have appointed Richard Cion and Rodney Cohen to serve in such capacity.

  (e) Pursuant to the Unit Purchase Agreement, the Issuer is required to take all action reasonably necessary or appropriate to solicit and obtain proxies and votes in favor of an amendment to the articles of incorporation of the Issuer, pursuant to which the number of authorized shares of Common Stock of the Corporation would be increased from 5,000,000 to 20,000,000.

  (f) Not applicable.

  (g) Certain change of control events require an affirmative vote or written consent of the holders of a majority of the then outstanding shares of Series A-1 Preferred Stock of the Issuer. Upon the occurrence of certain events, including, without limitation, the failure of the Issuer to amend its articles of incorporation to increase the number of authorized shares of Common Stock to 20,000,000 on or before May 31, 1998, the holders of Series A Preferred Stock will be entitled to vote on all matters requiring action of the stockholders of the Issuer, voting together with the holders of Common Stock. In such case, holders of Series A Preferred




                                                            Page 9 of 14 pages.

Stock will be entitled to three votes for each share of Common Stock for which Warrants purchased or otherwise received as part of Units with such preferred shares may be exercised. See Exhibit 2.

  (h) Not applicable.

  (i) Not applicable.

  (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a) Partners is the beneficial owner of 1,314,025 shares of Common Stock, subject to the Warrants described herein, or approximately 36.2% of the issued and outstanding shares of common stock of the Issuer as of August 18, 1997. Related Partners is the beneficial owner of 3,417,326 shares of Common Stock, subject to the Warrants described herein, or approximately 59.6% of the issued and outstanding shares of Common Stock of the Issuer as of August 18, 1997. The Warrants are exercisable at any time through and including October 27, 2004, and certain Warrants may be exercisable thereafter, in certain circumstances. See Exhibit 3.

  Investors and Investors GP, through their direct and indirect ownership interests in Partners and Related Partners, may be deemed to be the indirect beneficial owners of such 4,731,351 shares of Common Stock. Mr. Cogut disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

  (b) Upon exercise of the Warrants, Partners will have the sole power to vote and dispose of 1,314,025 shares and Related Partners will have the sole power to vote and dispose of 3,417,326 shares acquired thereby. Investors and Investors GP, through their direct and indirect ownership interests in Partners and Related Partners, will have the shared power to direct the vote and the disposition of all of such 4,731,351 shares. Prior to exercise, the Warrants are not accorded any voting rights.

  (c) See the response to Item 3.

  (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable upon exercise of the Warrants, except that limited partners of each of Partners and Related Partners may receive distributions including a portion of such dividends or proceeds.

  (e) Not applicable.




                                                            Page 10 of 14 pages.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER

  To the best knowledge of the Reporting Persons, except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies except as set forth in the other items hereof and the Exhibits, and except as follows: The partnership agreement of each of Partners and Related Partners contains provisions whereby the partnership's managing general partner, Investors, will receive a certain percentage of net income, if any, derived from the partnership's investments. In addition, Partners and Related Partners have entered into an agreement with each of the Robyn L. Mueller Trust, the Kenneth M. Mueller Charitable Remainder Unitrust and Mr. Rand Mueller, pursuant to which such parties, who collectively own approximately 29% of the outstanding Common Stock, have agreed to vote their shares in favor of an amendment to the Issuer's articles of incorporation increasing the number of authorized shares of Common Stock to 20,000,000 in order to allow for, among other things, the exercise of warrants issued to Partners and Related Partners, and have agreed to certain restrictions on the transfer of their shares. See Exhibit 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Unit Purchase Agreement dated as of October 27, 1997 among the Issuer, Partners and Related Partners

        2. Certificate of Designation, Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series A Preferred Stock of the Issuer

        3. Form of Attached Warrant to purchase Common Stock of the Issuer

        4. Form of Shortfall Warrant to purchase Common Stock of the Issuer

        5. Form of Litigation Warrant to purchase Common Stock of the Issuer

        6. Registration Rights Agreement dated as of October 27, 1997 among the Issuer, Partners, Related Partners and General Electric Capital Corporation

        7. Letter Agreement dated as of October 27, 1997 among the Robyn L. Mueller Trust, the Kenneth M. Mueller Charitable Remainder Unitrust, Mr. Rand Mueller, Partners, Related Partners and the Issuer

        8. Limited Supplemental Guaranty dated as of October 24, 1997 by and among Partners, Related Partners and General Electric Capital Corporation




                                                            Page 11 of 14 pages.

  9. Limited Litigation Guaranty dated as of October 24, 1997 by and among Partners, Related Partners and General Electric Capital Corporation

  10. Letter Agreement dated as of October 27, 1997 among General Electric Capital Corporation, Partners, Related Partners and the Issuer

  11. Joint Filing Agreement





                                                            Page 12 of 14 pages.

                                  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 6, 1997


                             PEGASUS PARTNERS, L.P.

                             By: Pegasus Investors, L.P., its general partner
                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President

                             PEGASUS RELATED PARTNERS, L.P.

                             By: Pegasus Investors, L.P., its general partner
                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                             PEGASUS INVESTORS, L.P.

                             By: Pegasus Investors GP, Inc., its general partner

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                             PEGASUS INVESTORS GP, INC.

                             By:/s/ Richard M. Cion
                                ---------------------------
                                Name: Richard M. Cion
                                Title: Vice President


                                /s/ Craig M. Cogut
                                ---------------------------
                                CRAIG M. COGUT




                                                            Page 13 of 14 pages.

                              Index to Exhibits



EXHIBIT                                                   PAGE NO. IN
-------                                                   SEQUENTIAL
                                                          NUMBERING SYSTEM
                                                          ----------------


1. Unit Purchase Agreement dated as of October 27, 1997 among the Issuer, Partners and Related Partners

2. Certificate of Designation, Numbers, Powers, Preferences and
   Relative, Participating, Optional and Other Rights of Series A
   Preferred Stock of the Issuer

3. Form of Attached Warrant to purchase Common Stock of the
   Issuer

4. Form of Shortfall Warrant to purchase Common Stock of the
   Issuer

5. Form of Litigation Warrant to purchase Common Stock of the
   Issuer

6. Registration Rights Agreement dated as of October 27, 1997 among the Issuer, Partners, Related Partners and General Electric Capital Corporation

7. Letter Agreement dated as of October 27, 1997 among the Robyn L. Mueller Trust, the Kenneth M. Mueller Charitable Remainder
   Unitrust, Mr. Rand Mueller, Partners, Related Partners and the
   Issuer

8. Limited Supplemental Guaranty dated as of October 24, 1997 by and among Partners, Related Partners and General Electric Capital Corporation

9. Limited Litigation Guaranty dated as of October 24, 1997 by and among Partners, Related Partners and General Electric Capital
   Corporation

10. Letter Agreement dated as of October 27, 1997 among General
    Electric Capital Corporation, Partners, Related Partners and the
    Issuer

11. Joint Filing Agreement




                                                            Page 14 of 14 pages.